EXHIBIT 3.3(c)





                 AMENDMENT TO FREMONT GENERAL CORPORATION BYLAWS




     "ARTICLE III - SECTION 2. NUMBER AND QUALIFICATION OF DIRECTORS. The number of directors of the corporation shall be not less than five nor more than seven until changed by amendment of the Articles of Incorporation or by a Bylaw duly adopted by the stockholders amending this Section 2. The exact number of directors shall be fixed from time to time, within the limits specified in the Articles of Incorporation or in this Section 2, by a Bylaw or amendment thereof duly adopted by the stockholders or by the Board of Directors. Pursuant thereto, it is hereby specified that the corporation shall have seven (7) Directors."



               Adopted by the Board of Directors on March 16, 2004